SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM U-6B-2
Certificate of Notification

        Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) or U-47 or U-52, adopted under the Public Utility Holding Company Act of 1935, as amended.

Certificate is filed by:

NATIONAL FUEL GAS COMPANY ("NFG")
NATIONAL FUEL GAS SUPPLY CORPORATION ("NFGSC")
SENECA RESOURCES CORPORATION ("SENECA")
HIGHLAND FOREST RESOURCES, INC., F/K/A HIGHLAND LAND &
       MINERALS, INC. ("HIGHLAND")
LEIDY HUB, INC. ("LEIDY")
DATA-TRACK ACCOUNT SERVICES, INC. ("DATA TRACK")
NATIONAL FUEL RESOURCES, INC. ("NFR")
HORIZON ENERGY DEVELOPMENT, INC. ("HORIZON")
SENECA INDEPENDENCE PIPELINE COMPANY ("SIP")
NIAGARA INDEPENDENCE MARKETING COMPANY ("NIAGARA")
UPSTATE ENERGY INC., F/K/A NIAGARA ENERGY TRADING INC. ("UPSTATE")
UNITED ENERGY, A.S., F/K/A PRVNI SEVEROZAPADNI
       TEPLARENSKA, A.S., ("UNITED")
HORIZON POWER, INC. F/K/A NFR POWER, INC. ("POWER")
NATIONAL FUEL EXPLORATION CORP. ("NFEC")
HORIZON ENERGY DEVELOPMENT B.V. ("HORIZON B.V.")

        This certificate constitutes notice that the above named companies have, during the quarter ended March 31, 2002, issued, renewed or guaranteed the securities or instruments described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the specific subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.       Type of securities or instruments:  Six types:

         Security A:       Loans to and contributions by non-utility subsidiaries made through the National Fuel Gas Company Money
         Pool, operated in accordance with the Money Pool agreement filed in SEC File No. 70-9153;
         Security B:       Demand Notes issued by United
         Security C:       Demand Notes issued by Horizon
         Security D:       Demand Notes issued by NFEC
         Security E:       Demand Notes issued by Horizon B.V.
         Security F:       Demand Notes issued by Power

2.       Issue, renewal or guaranty:        Security A:       issue
                                            Security B:       issue
                                            Security C:       issue
                                            Security D:       issue
                                            Security E:       issue
                                            Security F:       issue

3.       Principal amount of each security:
                                            Security A:  See Exhibit A for detail of loans from and contributions to the Money Pool.
                                            Security B:  See Exhibit B
                                            Security C:  See Exhibit C
                                            Security D:  See Exhibit D
                                            Security E:  See Exhibit E
                                            Security F:  See Exhibit F

4.       Rate of interest per annum of each security:
                                            Security A:  See Exhibit A
                                            Security B:  See Exhibit B
                                            Security C:  See Exhibit C
                                            Security D:  See Exhibit D
                                            Security E:  See Exhibit E
                                            Security F:  See Exhibit F

5.       Date of issue, renewal or guaranty of each security:
                                            Security A:  See Exhibit A (all transactions were made pursuant to the system's current
                                            Money Pool Agreement dated March 23, 1998 as amended)
                                            Security B:  See Exhibit B
                                            Security C:  See Exhibit C
                                            Security D:  See Exhibit D
                                            Security E:  See Exhibit E
                                            Security F:  See Exhibit F

6.       If renewal of security, give date of original issue:  Not applicable

7.       Date of maturity of each security:
                                            Security A:  Demand Loans
                                            Security B:  Demand Loans
                                            Security C:  Demand Loans
                                            Security D:  Demand Loans
                                            Security E:  Demand Loans
                                            Security F:  Demand Loans

8.       Name of the person to whom each security was issued, renewed or guaranteed:
                                            Security A:  Not applicable (loans to and contributions by non-utility participants of the system's Money Pool)
                                            Security B:  Horizon
                                            Security C:  NFG
                                            Security D:  Seneca
                                            Security E:  Horizon
                                            Security F:  NFG

9.       Collateral given with each security, if any:         None

10.      Consideration received for each security:  Cash
                                            Security A:  See Exhibit A
                                            Security B:  See Exhibit B
                                            Security C:  See Exhibit C
                                            Security D:  See Exhibit D
                                            Security E:  See Exhibit E
                                            Security F:  See Exhibit F

11.      Application of proceeds of each security:   General business purposes

12.      Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of
         a.       the provisions contained in the first sentence of Section 6(b):
         b.       the provisions contained in the fourth sentence of Section 6(b):
         c.       the provisions contained in any rule of the Commission other than Rule U-48:  X
13.	If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding: Not applicable.

14.	If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not applicable.

15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52.

SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Form to be signed on their behalf by the undersigned thereunto duly authorized.

NATIONAL FUEL GAS COMPANY
By: /s/ P. C. Ackerman
P. C. Ackerman
Chairman, President & CEO

SENECA RESOURCES CORPORATION
By: /s/ J. A. Beck
J. A. Beck
President

NATIONAL FUEL GAS SUPPLY CORPORATION
By: /s/ D. J. Seeley
D. J. Seeley
President

NATIONAL FUEL RESOURCES, INC.
By: /s/ G. T. Wehrlin
G. T. Wehrlin
President

HORIZON ENERGY DEVELOPMENT, INC.
By: /s/ P. C. Ackerman
P. C. Ackerman
President

HIGHLAND FOREST RESOURCES, INC.
By: /s/ J. A. Beck
J. A. Beck
President

DATA-TRACK ACCOUNT SERVICES, INC.
By: /s/ D. F. Smith
D. F. Smith
President

LEIDY HUB, INC.
By: /s/ W. E. DeForest
W. E. DeForest
President

SENECA INDEPENDENCE PIPELINE COMPANY
By: /s/ W. E. DeForest
W. E. DeForest
President, Secretary & Treasurer

NIAGARA INDEPENDENCE PIPELINE COMPANY
By: /s/ T. L. Atkins
T. L. Atkins
Treasurer

UPSTATE ENERGY INC.
By: /s/ T. L. Atkins
T. L. Atkins
Treasurer

UNITED ENERGY, A.S.
By: /s/ P. C. Ackerman
P. C. Ackerman
Director

HORIZON POWER, INC.
By: /s/ B. H. Hale
B. H. Hale
President

HORIZON ENERGY DEVELOPMENT B.V.
By: /s/ B. H. Hale
B. H. Hale
Managing Director

NATIONAL FUEL EXPLORATION CORP.
By: /s/ D. H. Ibach
D. H. Ibach
President

Date: May 29, 2002

Company Key

Names Used In
Company	Schedules For This Report
National Fuel Gas Company	NFG
National Fuel Gas Distribution Corporation	NFGDC
National Fuel Gas Supply Corporation	NFGSC
Seneca Resources Corporation	Seneca
Horizon Energy Development, Inc.	Horizon
Data Track Account Services, Inc.	Data Track
Highland Forest Resources, Inc.	Highland
National Fuel Resources, Inc.	NFR
Utility Constructors, Inc.	UCI
Leidy Hub, Inc.	Leidy
Seneca Independence Pipeline Company	SIP
Upstate Energy, Inc.	Upstate
United Energy, a.s.	United
National Fuel Exploration Corp.	NFEC
Horizon Energy Development B.V.	Horizon B.V.
Horizon Power, Inc.	Power